EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
RadiSys Corporation, Plan Administrator
RadiSys Corporation 401(k) Savings Plan
We consent to the incorporation by reference in the Registration Statements (Nos. 333-50584 and 333-111520) on Form S-8 of RadiSys Corporation of our report dated June 7, 2006 with respect to the statement of net assets available for benefits of RadiSys Corporation 401(k) Savings Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the years then ended, and related supplemental schedule H, line 4i – schedule of assets (held at end of year), as of December 31, 2005 which report appears in the December 31, 2005 annual report on Form 11-K of RadiSys Corporation 401(k) Savings Plan.
/s/ KPMG LLP
Portland, Oregon
June 22, 2006